Exhibit 99.1

Enerplus Provides Fourth Quarter & Operational Update; Full-Year Results & Reserves to be Released February 22

All financial information contained within this news release has been prepared in accordance with U.S. GAAP and is presented in U.S. dollars. Production information, unless otherwise stated, is presented on a net basis (after deduction of royalty obligations). This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. Readers are also referred to "Notice Regarding Information Contained in this News Release" at the end of this news release for information regarding the presentation of the financial and operational information in this news release. All amounts in this news release are stated in United States dollars unless otherwise specified.

CALGARY, AB, Jan. 25, 2024 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today provided production results, capital spending and return of capital results for the fourth quarter of 2023, along with an update regarding production impacts from the recent cold weather in North Dakota.

FOURTH QUARTER 2023 UPDATE

Production in the fourth quarter of 2023 exceeded the top end of the Company's guidance ranges with total production of 103,500 BOE per day (guidance of 95,000 to 99,000 BOE per day), and liquids production of 67,100 barrels per day (guidance of 60,500 to 64,500 barrels per day). The outperformance was driven by continued strong productivity from both the Company's 2023 well program and base production.

The Company's 2023 annual average production also exceeded the high end of the guidance ranges and was 100,000 BOE per day (guidance of 98,000 to 99,000 BOE per day), including liquids production of 62,200 barrels per day (guidance of 60,500 to 61,500 barrels per day).

Capital spending in the fourth quarter of 2023 was $91 million. This resulted in capital spending of $532 million for the full-year of 2023 – approximately the mid-point of the Company's guidance range of $520 to $540 million.

In the fourth quarter of 2023, Enerplus returned $106 million to shareholders through the repurchase of 5.8 million common shares for $16.09 per share and $12 million in dividends. This resulted in a return of capital of $307 million for the full-year of 2023.

OPERATIONAL UPDATE

During mid-January 2024, extremely cold temperatures led to power outages and production disruptions in North Dakota. Enerplus' impacted production has now been largely restored. However, as a result of the storm, the Company estimates its first quarter liquids production will be approximately 2,000 to 3,000 barrels per day lower than previously forecast.

Despite this, Enerplus remains well positioned to efficiently execute its 2024 operational plan. Inclusive of the impacts from the January weather event, the Company anticipates delivering 2024 liquids production of approximately 64,000 barrels per day with annual capital spending of approximately $550 million. Enerplus will provide 2024 guidance in connection with its fourth quarter and full-year 2023 results to be released on February 22nd, 2024.

FOURTH QUARTER AND FULL-YEAR 2023 RESULTS CONFERENCE CALL DETAILS

Enerplus will be releasing comprehensive operating and financial results for the fourth quarter and full-year 2023, including reserves, after market close on Thursday, February 22, 2024. A conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on February 23, 2024, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Fourth Quarter & Full-Year 2023 Results Live Conference Call Details

Date:  Friday, February 23, 2024
Time:  9:00 AM MT (11:00 AM ET)
Audiocast:  https://app.webinar.net/WGjvAQKeMxV

To join the conference call by phone, without operator assistance:
Register here:  https://emportal.ink/47zMVTH You will be connected to the conference call by automated call back.

To join the call from a live operator managed queue:
Dial-in:  1-888-390-0546 (Toll Free)
Conference ID:  03279613 #

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event.

A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:
Dial-in:  1-888-390-0541 (Toll Free)
Replay passcode:  279613 #

Electronic copies of our 2023 interim and 2022 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

NOTICE REGARDING INFORMATION CONTAINED IN THIS NEWS RELEASE

Currency and Accounting Principles

All amounts in this news release are stated in U.S. dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP.

Barrels of Oil Equivalent

This news release contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs.  BOE may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information

All production volumes presented in this news release are reported on a "net" basis (the Company's working interest share after deduction of royalty obligations, plus the Company's royalty interests), unless expressly indicated that it is being presented on a "gross" basis. All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and NGLs on a combined basis. All references to "natural gas" in this news release include conventional natural gas and shale gas on a combined basis.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: the estimated reduction of liquids production for the Company in the first quarter of 2024; the anticipated annual liquids production in 2024; and estimated capital spending for 2024.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current and anticipated commodity prices, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions, the impact of inflation, weather conditions and storage fundamentals; the continuation of assumed tax, royalty and regulatory regimes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, as needed; and the availability of third party services.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from inflation and/or the Ukraine/Russia conflict and heightened geopolitical risks; decreases in commodity prices or volatility in commodity prices; changes in realized prices of Enerplus' products from those currently anticipated; changes in the demand for or supply of our products, including global energy demand; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; inability to comply with debt covenants under our credit facilities and/or outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; changes in law or government programs or policies in Canada or the United States; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our third quarter 2023 MD&A, our annual information form for the year ended December 31, 2022, our 2022 annual MD&A and Form 40-F as at December 31, 2022).

The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws. Any forward-looking information contained herein are expressly qualified by this cautionary statement.

SOURCE Enerplus Corporation

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%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:05e 25-JAN-24